Novartis AG P.O. Box CH-4002 Basel Switzerland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Doris Stacey Gama

Chris Edwards

Lynn Dicker

Daniel Gordon

Basel, 31 March 2025

Re:          Novartis AG

Form 20-F for the Fiscal year Ended December 31, 2024

Filed January 31, 2025

File No. 001-15024

Ladies and Gentlemen:

This letter sets forth the responses of Novartis AG (the “Company”) to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission, dated March 18, 2025, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on January 31, 2025 (the “2024 20-F”).

For your convenience, we have reproduced the Staff’s comments preceding our responses below.

Form 20-F for the Fiscal year Ended December 31, 2024

Item 3.D Risk Factors

Intellectual Property, page 10

1.	You state on page 35 that Entresto patent protection is set to expire in 2025 and 2026 in the US and EU, respectively and that, based on your disclosure on page 41, Entresto makes up USD 7.8 billion in net sales. In future filings, please expand your risk factor disclosure to discuss specific risks that may result based on Entresto's imminent patent expiration.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that in future filings we will expand our risk factor disclosure to discuss specific risks that may result based on Entresto's imminent patent expiration.

Novartis consolidated financial statements for the fiscal year ended December 31, 2024 Note 3. Operating segment, page F-17

2.	We note you operate as a single global operating segment company due to the spin-off of the Sandoz business on October 3, 2023. We also note on page 21 that you have two commercial units, US and International. Please explain to us how you concluded that you operate as a single operating segment. Refer to IFRS 8.11 – 12.

Response:

The Company respectfully acknowledges the Staff’s comment and has set forth below an explanation on how we concluded that we operate as a single global operating segment, with reference to IFRS 8 – Operating segments.

Background

As disclosed in the 2024 20-F in Item 4.B Business overview – Overview on page 21 and in the consolidated financial statements Note 3 – Operating Segments on page F-17, prior to the October 3, 2023 spin-off of the Sandoz business (the “Sandoz Spin-Off”), which was approved by the Company’s shareholders on September 15, 2023, we had two operating segments, our innovative medicines business (Innovative Medicines Division) and our generic pharmaceuticals and biosimilars business (the Sandoz Division) that were our two reportable segments, and we separately reported corporate activities.

With the completion of the Sandoz Spin-Off, Novartis solely operates as a global single segment innovative medicines company, engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of innovative medicines. Contemporaneously with the Sandoz Spin-Off , we reorganized our continuing operations into five organizational units and global functions along our innovative medicines business value chain continuum as follows: (i) Biomedical Research, (ii) Development, (iii) Operations, (iv) the US commercial unit and (v) the International commercial unit, and global functions that support our business including IT, procurement, real estate, corporate affairs, ethics, risk and compliance, finance, legal, internal audit, people and organization, and strategy and growth. The organizational units and global functions are inextricably linked. The Company operates as a pure-play innovative medicines company on a global basis and its operations are vertically integrated. This organizational structure reflects the matrix management structure under which we operate our business, which enables clear accountabilities to manage the operational activities of the Company (e.g. research and development, manufacturing operations, US and International sales and marketing and global support functions). All resource allocation decisions are taken globally on a company-wide basis by the Executive Committee Novartis (ECN), which is the Chief Operating Decision Maker (CODM) of the Company.

IFRS 8 Analysis

The above mentioned third quarter 2023 transformational events triggered the requirement to update our assessment of our operating segment reporting according to the principles of IFRS 8 – Operating segments. This assessment concluded that we operate as a single operating segment innovative medicines company. In this assessment, we considered the core principle of IFRS 8.1 and the reportable segment principles of IFRS 8.11, which references to paragraphs 5-10 for the principles on identification of the operating segments. This assessment was reconfirmed in 2024.

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The CODM within Novartis is the ECN, as it is the governance body (function) that is responsible to allocate resources to and assess the performance of the single operating segment of the Company (IFRS 8.7). The Novartis corporate governance regulations (Organizational Regulations of Novartis AG) stipulate that the ECN is responsible for the management of the business, and it has in particular the following duties, among others: (i) regularly assess the achievement of the (financial and non-financial / ESG) targets for the Company; (ii) submit proposals to the Board of Novartis or to one of the Board Committees for approval for items requiring such approval; (iii) implement the decisions taken by the Board or the Board Committee; (iv) implement modifications to the organization of the Company to ensure efficient operation of the Company and achievement of optimized consolidated results; and (v) ensure that management capacity, financial and other resources are provided and used efficiently.

The ECN is comprised of a cross functional team of senior leaders of the Company that consists of the: Novartis CEO (ECN Chair); President, Biomedical Research; President, Development & Chief Medical Officer; President, Operations; President, US; President, International; Chief Financial Officer; Chief Legal Officer; Chief Strategy & Growth Officer; Chief People & Organizational Officer; and Chief Ethics, Risk & Compliance Officer. Given the responsibilities of the ECN, it meets the IFRS 8.7 criteria to be designated as the CODM, as it is the governance body (function) that is responsible for the management of the innovative medicines business on a global basis and for allocating resources and assessing the business performance on a company-wide basis.

According to IFRS 8.5, an operating segment is defined as a component of an entity which meets the following three characteristics:

(a) it engages in business activities from which it may earn revenues and incur expenses;

(b) its operating results are regularly reviewed by the entity’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance; and

(c) for which discrete financial information is available.

We concluded that we operate as a single operating segment based on IFRS 8 principles. Our segment reporting as a single operating segment innovative medicines company aligns with how the CODM operates the business, allocates resources and assesses its performance. The financial information that is regularly reviewed by the CODM for purposes of assessing performance and allocating resources is focused on the total company performance. The key resource allocation decisions of the Company are made on a global basis focused on the research and development pipeline, medical need, and prioritization on core therapeutic areas, and not by geographic area. The financial information regularly reviewed by the CODM about resource allocation decisions and assessment of performance is at the total company level (IFRS 8.5 (b)). Therefore, none of our organizational units, including the US and International commercial units, or global functions meet the IFRS 8 criteria to be an operating segment.

Set forth below is further analysis of our assessment under IFRS 8.5 identification of operating segments criteria.

IFRS 8 references to availability of discrete financial information (IFRS 8.5(c)). Company-wide financial information is readily available and provided to the CODM monthly on the basis of consolidated IFRS and non-IFRS measures. While certain financial data are available at the level below the total Company, this financial data is not used by our CODM for making resource allocation decisions or to assess performance.

IFRS 8 requires the identification of the business activities in which the entity earns revenue and incurs expenses in assessing if a component of an entity is an operating segment (IFRS 8.5(a)).

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As discussed above, we are a vertically integrated innovative medicines company. Our business activities include the research, development, manufacturing, distribution, marketing and sale of a broad range of innovative medicines. Our innovative medicines business operations are inextricably linked and are operated and governed on a global company-wide basis. For example, the research, development, manufacturing and supply chain for the business and the global functions are managed and governed on a global vertically integrated basis, and not by our US and International commercial units. In addition, our capital expenditures, intellectual property acquisitions (through in-licensing and asset and business acquisitions), and research and development resources are allocated by the CODM on a company-wide basis based on global demand, overall medical need, therapeutic area, in alignment with the global company-wide strategy. This can be illustrated by our research and development portfolio management and investment decisions (one of the most significant resource allocation decisions of an innovative medicines company) where the CODM takes decisions about new early- and late-stage development projects, strategic plans and portfolio-related priorities, drug development budgets; major project phase transitions; and other key decisions, such as when to submit regulatory applications to health authorities or when to discontinue projects. This is done on a global basis to facilitate a company-wide single combined research and development strategy. Although the US and International commercial units engage in business activities from which they may earn revenues and incur expenses, we operate our business and allocate resources on a global company-wide integrated basis, and our CODM does not use the financial information below the level of total company to make decisions about resource allocation or assess business performance (IFRS 8.5(b)). Further global functions perform corporate and business support activities, where they incur expenses and earn revenue that is incidental to our business activities (IFRS 8.6).

IFRS 8 further requires the assessment of operating results by the CODM to make decisions about resources to be allocated to the operating segment and to assess its performance (IFRS 8.5(b)).

As noted above, the ECN is the governance body responsible for the management of and the decision making for the innovative medicines business on a global company-wide basis, including allocating resources and assessing the business performance on a company-wide basis, and therefore is the CODM of the Company.

In making its resources allocation decisions and assessing performance of the Company, the CODM (the ECN) reviews financial information on a consolidated basis for the total Company, substantially in the form of, and on the same basis as the Company’s reported IFRS consolidated financial statements and disclosed non-IFRS measures, which includes supporting financial data that is provided for information purposes to explain the business performance. Each month, the ECN receives a financial report presenting the Company's IFRS consolidated income statement, consolidated condensed cash flow statement and current month consolidated balance sheet, and reporting on the net sales and operating results that cover both IFRS consolidated financial information and non-IFRS measures (core results and free cash flows). The reports include consolidated financial information on net sales, IFRS operating income, non-IFRS measure core operating income, IFRS net income, non-IFRS measure core net income, IFRS basic EPS, non-IFRS measure EPS, non-IFRS measure free cash flows, and certain other IFRS and non-IFRS measure financial KPIs and non-financial KPIs. Changes in company-wide consolidated net sales are explained by contributions from our organizational units’ net sales and key brands. Non-IFRS measures core results are further explained by contribution from organizational units and global functions. During the annual target setting process, the ECN report also includes key financial target information on global company-wide basis.

The ECN allocates resources on a global company-wide basis according to business requirements and in alignment with our global strategy and targets, and not by organizational units, including US and International commercial units or global functions. For example, the resource allocations include decisions concerning capital expenditures, intellectual property acquisitions (through in-licensing and acquisition of assets and businesses), and research and development resources, all of which are allocated based on global demand, overall medical need, and therapeutic area, as further discussed above.

Based on the factors outlined above, including on how the Company’s CODM operates the business, allocates resources and assesses performance on a global company-wide basis, we concluded that none of our individual organizational units, including the US and International commercial units, or global functions meet the IFRS 8 criteria as separate business operating segments and that we operate as a global single operating segment innovative medicines company.

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We trust that this letter responds to the issues raised in your comment letter. If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ Karen Hale	/s/ Harry Kirsch
Karen Hale	Harry Kirsch
Chief Legal Officer of Novartis	Chief Financial Officer of Novartis

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